May 11, 2018

Ms. Tiffany Piland Posil

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	TiGenix NV
Schedule 14D-9
Filed April 30, 2018
File No. 005-89730

Dear Ms. Posil:

On behalf of our client, TiGenix, a public limited liability company incorporated in the form of a naamloze vennootschap/société anonyme under Belgian law (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) relating to the Company’s Schedule 14D-9 filed with the SEC on April 30, 2018 (the “14D-9”) contained in the Staff’s letter dated May 8, 2018 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the 14D-9 and is filing an amendment to the 14D-9 (the “Amendment No. 1”) together with this letter.

Set forth below are the Company’s responses to the Staff’s comments set forth in the Comment Letter. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. Capitalized terms used but not defined herein are used herein as defined in Amendment No. 1.

Ms. Tiffany Piland Posil	2	May 11, 2018

Item 2. Identity and Background of Filing Person

(b) Tender Offer, page 1

1.	Please revise your disclosure to state how each Subsequent Offering Period, other than the Second Acceptance Period, will be announced.

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure under the caption “Item 2. Identity and Background of Filing Person—(b) Tender Offer.” of the 14D-9 to state how each Subsequent Offering Period, other than the Second Acceptance Period, will be announced.

2.	Please revise to include the definition of “Material Adverse Effect.”

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure under the caption “Item 2. Identity and Background of Filing Person—(b) Tender Offer.” of the 14D-9 to include the definition of “Material Adverse Effect.”

Item 4. The Solicitation or Recommendation

(c) Intent to Tender, page 27

3.	To the extent known by you, after making reasonable inquiry, please state whether Wilfried Dalemans or Marie Paule Richard currently intends to tender, sell or hold the subject securities that are held of record or beneficially owned by each of them. Refer to Item 1012(c) of Regulation M-A.

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure under the caption “Item 4. The Solicitation or Recommendation—(c) Intent to Tender.” of the 14D-9 to state the intentions of Wilfried Dalemans and Marie Paule Richard with respect to the subject securities over which they have sole dispositive power.

(d) Opinion of Company’s Financial Advisor, page 29

4.	We note your disclosure on page 35 that Cowen has served as a joint book-running managing underwriter to you and has received fees for the rendering of such services. Please revise the disclosure to provide a quantitative description of the fees paid to Cowen for such services.

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure under the caption “Item 4. The Solicitation or Recommendation—(d) Opinion of Company’s Financial Advisor.” of the 14D-9 to provide a quantitative description of the fees paid to Cowen in connection with Cowen’s services as joint book-running managing underwriter.

Ms. Tiffany Piland Posil	3	May 11, 2018

Item 8. Additional Information

(c) Annual and Current Reports, page 38

5.	Disclosure on page 38 states that “[f]or additional information regarding the business and financial results of the Company, please see the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed with the SEC on April 16, 2018, which is incorporated by reference herein.” Information may be incorporated by reference into the Schedule 14D-9 only if such information is included as an exhibit to Schedule 14D-9. See General Instruction D. Accordingly, please revise the exhibit list.

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure under the caption “Item 8. Additional Information—(c) Annual and Current Reports.” and the exhibit list of the 14D-9 to include the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed with the SEC on April 16, 2018 as an exhibit to the 14D-9.

(d) Certain Projected Financial Information, page 38

6.	Disclosure on page 40 states “[n]either the Company nor any of its affiliates or representatives assumes any responsibility to the holders of Securities for the accuracy of this information.” While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document. Please revise.

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure under the caption “Item 8. Additional Information—(d) Certain Projected Financial Information.” of the 14D-9 to delete the disclosure identified by the Staff.

Ms. Tiffany Piland Posil	4	May 11, 2018

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Please do not hesitate to contact me at +34-91-768-9610 or michael.willisch@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Michael J. Willisch
Michael J. Willisch

cc:

An Moonen, General Counsel of the Company